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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 14D-9/A
                               (Amendment No. 1)

                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934


                              READ-RITE CORPORATION
                            (Name of Subject Company)


                              READ-RITE CORPORATION
                      (Name of Person(s) Filing Statement)

                         Common Stock, $.0001 par value
                         (Title of Class of Securities)

                                   755246 10 5
                      (CUSIP Number of Class of Securities)


                                CYRIL J. YANSOUNI
                      President and Chief Executive Officer
                              Read-Rite Corporation
                              345 Los Coches Street
                           Milpitas, California 95035
                                 (408) 262-6700

                  (Name, address and telephone number of person
               authorized to receive notice and communications on
                      behalf of person(s) filing statement)

                                    Copy to:

                             LARRY W. SONSINI, ESQ.
                             FRANCIS S. CURRIE, ESQ.
                        Wilson Sonsini Goodrich & Rosati
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (415) 493-9300

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ITEM 1.  SECURITY AND SUBJECT COMPANY

         The name of the subject company is Read-Rite Corporation, a Delaware corporation (the "Company" or "Read-Rite"), and the address of the principal executive offices of the Company is 345 Los Coches Street, Milpitas, California 95035. The title and the class of equity securities to which this statement relates is the common stock, par value $.0001 per share, of the Company (the "Common Stock" or the "Shares").


ITEM 2.  TENDER OFFER OF THE BIDDER

         This statement relates to announcement of an intention by Applied Magnetics Corporation, a Delaware corporation ("AMC") to acquire all outstanding Shares in exchange for 0.679 shares of AMC common stock per Share (the "Proposed Offer"), upon the terms and subject to the conditions set forth in a Registration Statement on Form S-4, dated February 24, 1997 (the "Registration Statement") filed by AMC with the Securities and Exchange Commission (the "SEC"). According to the Registration Statement, AMC intends, following consummation of the Proposed Offer to seek to merge the Company with and into AMC pursuant to applicable law. The Proposed Offer has not been commenced and cannot be commenced pursuant to the federal securities laws until, among other things, the Registration Statement is declared effective by the SEC. According to the Registration Statement, the principal executive offices of AMC are located at 75 Robin Hill Road, Goleta, California 93117-5400.


    On March 14, 1997, AMC announced that it had withdrawn the Proposed Offer. A press release relating to this announcement is filed as Exhibit 10 to this statement.



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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1(F) The "Compensation of Directors," "Compensation of Executive Officers," "Board Compensation Committee Report on Executive Compensation" and "Employment Arrangements" sections of the Proxy
         Exhibit 2(F) Article X of the Company's Restated Certificate of Incorporation
         Exhibit 3(F)   Article VIII of the Company's Bylaws
         Exhibit 4(F)   Form of Indemnification Agreement
         Exhibit 5(F)   Press Release of the Company dated March 3, 1997
         Exhibit 6(F)   Press Release of the Company dated March 4, 1997
         Exhibit 7(F)   Summary of Stockholders Rights Plan
         Exhibit 8(F) Complaint of Janet Cohen against the Company and certain of its directors, filed on or about February 25, 1997.
         Exhibit 9(F) Complaint of Great Neck Capital Appreciation L.P. against the Company and certain of its directors, filed on or about February 25, 1997.
         Exhibit 10     Press Release of AMC withdrawing the Proposed Offer.


         --------
         (F) Previously filed.


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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 14, 1997                 READ-RITE CORPORATION



                                      By: /s/ Cyril J. Yansouni
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                                          Cyril J. Yansouni
                                          President and Chief Executive Officer

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